[ZFNB ASSET FUND, INC LETTERHEAD]


                     Report of Management on Compliance With
                Rule 17f-2 of the Investment Company Act of 1940


December 30, 2000

We, as members of management of ZFNB Asset Fund, Inc. (the "Company"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We also are responsible for establishing and maintaining effective internal control over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of December 30, 2000.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 30, 2000 with respect to securities and similar investments reflected in the investment account of the Company.


/s/Nolan X. Bellon
-----------------------------
Nolan X. Bellon
President, ZFNB Asset Fund, Inc.

           REPORT ON EXAMINATION OF SECURITIES PURSUANT TO RULE 17f-2
           ----------------------------------------------------------

To the Board of Directors of
ZFNB Asset Fund, Inc.

We have examined management's assertion, included in the accompanying "Report of Management on Compliance with Rule 17f-2 of the Investment Company Act of 1940," that ZFNB Asset Fund, Inc. (the "Company") complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 (the "Act") as of December 30, 2000 with respect to securities and similar investments reflected in the investment account of the Company. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 30, 2000;

o Count and inspection of all securities and similar investments located in safe keeping of Zions First National Bank, without prior notice to management;

o Reconciliation of all such securities and investments to the books and records of the Company.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that ZFNB Asset Fund, Inc. complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 30, 2000, with respect to securities and similar investments reflected in the investment account of the Company, is fairly stated, in all material respects.

This report is intended solely for the information and use of the board of directors and management of ZFNB Asset Fund, Inc. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties

                                        /s/Ernst & Young LLP


December 30, 2000

           UNITED STATES                               OMB APPROVAL
  SECURITIES AND EXCHANGE COMMISSION              ------------------------------
       WASHINGTON, D.C. 20549                     OMB NUMBER:   3235-0360
                                                  EXPIRES:
            FORM N-17f-2                          ESTIMATED AVERAGE BURDEN
                                                  HOURS PER RESPONSE.......0.05
 Certificate of Accounting of Securities          ------------------------------
            and Similar
     Investments in the Custody of
    Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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1. Investment Company Act File Number:               Date Examination Completed:

811-10033                                            December 30, 2000
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2. State Identification Number:
                               None
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   AL           AK          AZ          AR          CA          CO
--------------------------------------------------------------------------------
   CT           DE          DC          FL          GA          HI
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   ID           IL          IN          IA          KS          KY
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   LA           ME          MD          MA          MI          MN
--------------------------------------------------------------------------------
   MS           MO          MT          NE          NV          NH
--------------------------------------------------------------------------------
   NJ           NM          NY          NC          ND          OH
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   OK           OR          PA          RI          SC          SD
--------------------------------------------------------------------------------
   TN           TX          UT          VT          VA          WA
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   WV           WI          WY          PUERTO RICO
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   Other (specify):
--------------------------------------------------------------------------------
3. Exact name of investment company as specified in registration statement:

ZFNB Asset Fund, Inc
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
4. Address of principal executive office
   (number, street, city, state, zip code):

One South Main, Suite 1380,  Salt Lake City, UT  84111
--------------------------------------------------------------------------------
INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.  All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the Investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

         THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT